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                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the captions "Experts" and "Selected Consolidated Financial Data" and to the use of our reports dated April 12, 1999, in the Registration Statement on Form S-1 (No. 333-76263) and related Prospectus of Software.com, Inc. dated June 18, 1999.

Our audits also included the financial statement schedule of Software.com, Inc. listed in Item 16(b). The schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the schedule based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Woodland Hills, California

June 18, 1999